

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

<u>Via Facsimile</u>
Mr. Tim DeHerrera
Chief Executive Officer and Chief Financial Officer
Force Minerals Corp. (f/k/a Force Energy Corp)
1400 16th Street, Suite 400
Denver, Colorado 80202

> **Re: Force Energy Corp.**
> **Form 10-K for the Fiscal Year ended November 30, 2012**
> **Filed February 27, 2013**
> **File No. 0-52494**

Dear Mr. DeHerrera:

We issued comments on the above captioned filing on September 5, 2013. On October 8, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief